

16022283

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 28 2016
Washington DC
412

SEC FILE NUMBER
8- 48219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERS & CO. EQUITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 JAMIESON PLACE 308 FOURTH AVENUE SW
(No. and Street)

CALGARY, (City) ALBERTA, CANADA (State) T2P 0H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY A. BENSON, CA (403) 261-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

CALGARY CITY CENTRE 2200 – 215 2ND STREET SW CALGARY, ALBERTA, CANADA T2P 1M4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER S. POTTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERS & CO. EQUITIES INC., as of SEPTEMBER 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title



Notary Public

Jeff Lawson

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Peters & Co. Equities Inc.

September 30, 2016



Building a better
working world

Ernst & Young LLP
Calgary City Centre
2200 - 215 2nd Street SW
Calgary, AB T2P 1M4

Tel: +1 403 290 4100
Fax: +1 403 290 4265
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Peters & Co. Equities Inc.

We have audited the accompanying statement of financial condition of Peters & Co. Equities Inc. (the Company) as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Peters & Co. Equities Inc. at September 30, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada,
November 22, 2016

Peters & Co. Equities Inc.

STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As of September 30

	2016
	$
ASSETS	
Current	
Cash *[note 3]*	**1,319,509**
Cash segregated in compliance with federal and other regulations *[note 3]*	**300,000**
Accounts receivable	
Other	**121,534**
Prepaid expenses	**5,799**
Total current assets	**1,746,842**
Deferred income taxes	**2,941**
	1,749,783
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	
Due to Peters & Co. Limited *[note 4]*	**309,158**
Trade	**5,447**
Total current liabilities	**314,605**
Subordinated loan *[note 5]*	**1,143,554**
Total liabilities	**1,458,159**
Stockholder's equity	
Capital stock *[note 6]*	**200,000**
Retained earnings	**188,272**
Accumulated other comprehensive loss	**(96,648)**
Total stockholder's equity	**291,624**
	1,749,783

See accompanying notes

On behalf of the Board:



Director



Director

Peters & Co. Equities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2016

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. ["FINRA"] and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared by management in accordance with accounting principles generally accepted in the United States of America ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions are recorded on a settlement date basis with the related commission revenue and expenses recorded on a trade date basis.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Foreign currency translation

The Canadian ["CDN"] dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in US dollars are recognized in income during the year.

Monetary assets and liabilities denominated in US currency are translated into CDN dollars at the rate of exchange in effect at the reporting date. The resulting gains and losses on monetary assets and liabilities are included in income. Non-monetary assets and liabilities and equity accounts are translated at the historic rates in effect at the dates of the transactions. Revenue and expense items are translated at the average exchange rate for the year. The resulting gains and losses are recorded in income in the period in which they occur.

The CDN dollar functional currency financial statements are then translated into US dollar presentation currency financial statements, as US dollar financial statements are required for filing with the regulators in the US. Assets and liabilities are translated at the rate of exchange in effect at the reporting date. Revenue and expense items are translated at the average exchange rate for the year. Equity accounts are translated at the historic rates prevailing at the dates of the transactions. The resulting translation gains and losses are recorded as a currency translation adjustment in other comprehensive income (loss).

Financial instruments

Financial instruments are represented by cash, cash segregated in compliance with federal and other regulations, accounts receivable, accounts payable and subordinated loan. The carrying values of all of the Company's financial instruments approximate their fair value unless otherwise noted.

[i] Fair value through profit or loss

Financial assets classified as fair value through profit or loss are acquired principally for the purpose of selling or repurchasing in the near future and include financial assets and liabilities designated upon initial recognition as fair value through profit or loss. Financial instruments in this category are recognized at fair value, with subsequent gains and losses being recognized in income in the period in which they arise. The Company classifies cash and cash segregated in compliance with federal and other regulations as fair value through profit or loss.

[ii] Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments. These financial instruments are recognized at fair value, being amortized cost. The carrying value of these financial instruments approximates fair value because of their short-term nature. The Company classifies accounts receivable, which may include failed securities transactions as well as other receivables, as loans and receivables.

[iii] Other financial liabilities

Other financial liabilities are measured at amortized cost. The carrying value of other financial liabilities approximates their fair value unless otherwise noted. The Company classifies accounts payable, which may include failed securities transactions as well as other payables, and subordinated loan as other financial liabilities.

[iv] Financial instrument risks

There are various risks inherent in financial instruments including credit risk, liquidity risk and market risk, with the latter including fair value risk, interest rate risk and foreign exchange risk. These risks are managed by the Company on a daily basis as described below.

Credit risk

Credit risk is the risk of a financial loss associated with a counterparty's inability to fulfill its payment obligations. The Company is exposed to credit risk on its own cash balances, net receivables from clients and brokers and other accounts receivable. The maximum exposure of the Company to credit risk before taking into account any collateral held or other enhancements is the carrying value of the related financial instruments at September 30, 2016.

Credit risk is managed by regular monitoring of credit exposures and collateral and by dealing with counterparties the Company believes to be creditworthy. Counterparties primarily include investment dealers and other financial institutions. The Company's most significant counterparty concentrations are with financial institutions and institutional clients, many of which are regulated entities. Management believes that they are in the normal course of business and does not anticipate loss for non-performance.

Receivables from and payables to clients are due by the settlement date of the trade transactions, and are transacted on a cash on delivery basis only. Management believes that credit risk is mitigated by its daily monitoring processes and the short-term nature of the related transactions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure that sufficient cash resources, and access to debt markets as necessary, are available to meet its financial obligations as they become due, as well as ensuring adequate funds are available to support its business and operational needs. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Cash is held with a Canadian chartered bank. Receivables from and payables to clients and brokers represent current unsettled transactions beyond their original settlement date.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market prices. The Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk is the risk of potential losses resulting from adverse movements in the market value of financial instruments. The Company is exposed to fair value risk arising from the possibility that adverse movements in market prices will affect the value of securities the Company owes or is owed in exchange for cash in cash on delivery transactions. The Company mitigates this risk exposure by monitoring pending and failed transactions closely on a daily basis.

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments and fixed income securities held by the Company. The Company is exposed to interest rate risk on its own cash balances. The Company does not hedge its exposure to interest rate risk as it is minimal.

Foreign exchange risk arises from the possibility that changes in the exchange rates for foreign currencies will result in losses. The Company is exposed to foreign exchange risk to the extent of balances, transactions and cash flows that occur in US dollars. The Company mitigates foreign exchange risk by minimizing balances maintained in US dollars. Realized and unrealized gains and losses related foreign exchange differences are recognized in income immediately, except to the extent that they related to the translation of the financial statements to the US dollar reporting currency, in which case, the gains and losses are recorded in other comprehensive income (loss).

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

Comprehensive income (loss)

Due to the Company's functional currency being CDN dollars, unrealized foreign currency translation gains and losses from the functional currency to the presentation currency are recorded as a component of other comprehensive income (loss). There are no other items that would cause comprehensive income (loss) to differ materially from net income (loss). Foreign currency translation gains and losses are not reclassified to the statement of income (loss) in subsequent periods.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2016

3. CASH AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

	2016 $
Cash	1,319,509
Cash segregated in compliance with federal and other regulations	300,000
Total cash and cash segregated in compliance with federal and other regulations	**1,619,509**

The Company has CDN and US currency on deposit at a Canadian chartered bank. The deposits earn interest at tiered rates dependent on the account balance. During the year ended September 30, 2016, the rates ranged from 0.00 percent per annum to 0.70 percent per annum.

Cash segregated in compliance with federal and other regulations represents balances in the special reserve bank accounts, segregated for the exclusive benefit of customers, pursuant to the United States Securities and Exchange Commission [the "SEC"] Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*. The cash is restricted from use by the Company, for any purpose, to the extent that it is required to be held on deposit in these accounts in accordance with the reserve requirement calculations as set out in Rule 15c3-3. The balance in excess of the reserve requirement at September 30, 2016 was $300,000, and may be withdrawn from these accounts [see note 9].

4. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. Accounts receivable – broker and accounts payable – broker represent the balances outstanding for such transactions, which include failed securities transactions. No such balances existed at September 30, 2016.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee is calculated by allocating a portion of the clearing and processing costs, operating expenses and compensation costs of Limited. The allocation is based on Company revenue and commissions as a percent of Limited's consolidated revenue and consolidated commissions. If the management fee creates a loss in the Company, certain costs will not be allocated. However, clearing and processing costs and operating expenses must be allocated. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The intercompany balances are due on demand and do not bear interest.

5. SUBORDINATED LOAN

The Company has received a subordinated loan in the amount of CDN $1,500,000 from Limited. The subordinated loan has been approved by the FINRA and is thus available in computing net capital. This loan is scheduled to mature on September 30, 2018, however, it includes an extension provision whereby the scheduled maturity date shall be extended an additional year, each year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, Limited notifies the Company and the FINRA, in writing, that it does not intend to extend the maturity date. To the extent the subordinated loan is required for net capital, it may not be repaid.

The subordinated loan bears interest at 10 percent per annum. Interest expense on the subordinated loan during the year totalled $113,131.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2016

6. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2016 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
200,000 common shares	200,000

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2016 through to November 22, 2016, that being the date the statement of financial condition was available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the statement of financial condition of the Company.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the alternate method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2.0 percent of aggregate debit items in the formula for reserve requirements, as defined, at all times. At September 30, 2016, the Company had net capital equal to $1,283,462, which exceeded its requirement by $1,033,462.

	2016 $
Total stockholder's equity	291,624
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,143,554
Less: Total non-allowable assets	(130,274)
Net capital before haircuts on securities positions	1,304,904
Less: Total haircuts	(21,442)
Net capital	1,283,462
Net capital requirement	250,000
Excess net capital	**1,033,462**

Total non-allowable assets at September 30, 2016 comprise accounts receivable of $121,534, prepaid expenses of $5,799 and deferred income taxes of $2,941.

9. RESERVE REQUIREMENTS

The Company is subject to Rule 15c3-3 of the Securities Exchange Act of 1934, *Customer Protection – Reserves and Custody of Securities*. Accordingly, the Company is required to perform weekly reserve requirement computations. At September 30, 2016, the Company had a reserve requirement equal to $nil. The balance in special reserve bank accounts exceeded this requirement by $300,000.